

Grotto Fairfax <bathe@grottofairfax.com>

This Week: Pop-Up Sauna + Launch Event

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Grotto Bathhouse & Spa <bathe@grottofairfax.com>
Reply-To: Grotto Bathhouse & Spa <bathe@grottofairfax.com>
To: bathe@grottofairfax.com

Tue, Dec 9, 2025 at 7:39 AM

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GROTTO

BATHS • SAUNA • SPA

A Winter Week of Grotto Events

We have two special events this week and would love to see you there as we continue building Grotto, Fairfax's future bathhouse and community wellness space.

SATURDAY:

Grotto Pop-Up Sauna at the Fairfax Winter Market

Saturday, December 13 • 5-8pm
Mono Ave @ Bolinas (Next to Gestalt Haus)

Warm up with us at the Winter Market and step inside a preview of the Grotto experience.



We're bringing a cozy, festive **pop-up sauna** to the market so you can feel the atmosphere we're creating — community warmth, seasonal magic, and deep winter relaxation.

What to know:
• Bring **swim attire + towel**
• **$10 pre-sales**. Book Here
• **Walk-ins welcome**
• All ages welcome to come say hi — sauna experience is 18+ unless accompanied by adult
• Limited cold plunge ice baths :-)

BOOK HERE

Launch Event at Fairfax Brewing – This Thursday

Our second community launch event will be at Fairfax Brewing this Thursday, December 11 and we'd *love* to see you there.

We'll share more about the vision for Grotto, our progress on fundraising and permits, and what investment and community support can look like at this stage.



We'll be providing **share plates and drinks**, and there will be plenty of time for casual conversation, Q&A, and connecting with other folks who care about bringing this space to town.

When: Thursday, December 11, 6PM

**Where: Fairfax Brewing. Seating details to come
RSVP: HERE**

Thank you, truly, for all the ways you've been cheering us on—by showing up, spreading the word, investing, or just staying curious. It means a lot as we keep moving this project forward.

Hope to see you at coffee, at Fairfax Brewing, or both. 💚



RSVP HERE

Interested In Becoming A Community Investor?

Let's Meet Up: Investor Interest Form

Project Updates

Join Our Weekly Coffee Open Chats **Here**

We've been meeting with neighbors, community leaders, and early supporters, and the momentum continues to grow. The dream of a communal bathhouse in Fairfax is resonating deeply, and every conversation brings us closer to opening the doors.

We're actively moving through pre-construction planning, investor outreach, and deepening our community relationships week by week.

Join our WeFunder Community Fundraising Platform Here

Three Ways To Join Us:

Note on Investments: Each reservation is a vote of confidence that Grotto belongs here. If we fall short of our fundraising goals, your funds will be **fully refunded** — but your belief helps bring it to life.

Founding Partner

Community Investor

Support Tier

Contribution: $25-$1,000

Investment: $25,000+

Bigger Returns, Equity Offers

More Perks!

Investment: $1,000-$10,000+

1.5X Revenue Share

Financial Return w/ Perks

Perks Only

Contribute Here

Learn More

Invest Here

For investors interested in larger investments, we've created our **Founding Partner Circle**. Join us directly for private terms and a deeper partnership in building Grotto Fairfax.

Invest through our **Wefunder campaign*** and share in our future revenue as we grow. This is our official **community round**, where everyday community members can share in Grotto's success.

Contribute through our website and receive perks like **early access, bathhouse passes, and exclusive Grotto merch.**

* WeFunder Note:

See Dislcaimer Link Here

WeFunder sets your investment cap based on the income and net worth listed in your profile.

If you're limited to $2,500, you can update those fields to reflect your current financial situation, and Wefunder will automatically recalculate your limit. (Verification typically not required.)

If you run into any issues, please reach out to us at **bathe@grottofairfax.com**.

Introducing the Grotto Collective

Limited to First 100 Members

Benefits*: Unlimited Bathhouse Access for First Year, 1 Free Pass Per Quarter After

20% discount on day passes, guest passes, and memberships, plus 10% off concessions and spa services

Access to members-only hours and private gatherings/events



GROTTO

Community Voice: A meaningful say in shaping Grotto's community culture — including member events, guest programming, and social initiativesExclusive invitations to pre-opening events and annual member celebrationsRecognition as a Founding Member of The Grotto Collective

*Subject to Change

Explore Collective Here

A Peak Inside the Bathhouse & Spa

Showers

Locker Rooms

Massage Rooms

Sauna

Cold Plunge

Steam Room

Hot Pools

Reception

Can't Invest? Forward This Email to a Friend!

Even word of mouth helps us out tremendously <3

From the bottom of our hearts, thank you SO much for all of your support.

We're all-in on creating this space for our community and we couldn't do it without you. Let's bring Grotto to life together.

With Love,
Elliot & Camryn

